UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 7, 2025

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech USA Inc. Enters into Component and Product Supply Agreement with Janssen Pharmaceuticals, Inc.

On October 6, 2025 (the “Execution Date”), Legend Biotech USA Inc. (“Legend Biotech”), a wholly-owned subsidiary of Legend Biotech Corporation (the “Company”) and Janssen Pharmaceuticals, Inc. (“Janssen”) entered into a Component and Product Supply Agreement (the “Agreement”), pursuant to which Legend Biotech will manufacture and supply to Janssen ciltacabtagene autoleucel (cilta-cel) (the “Product”) for clinical and commercial use worldwide (excluding Greater China (as defined in that certain Collaboration and License Agreement (the “Collaboration Agreement”), by and among Legend Biotech, Legend Biotech Ireland Limited, Janssen Pharmaceutica NV and Janssen Biotech, Inc., dated December 21, 2017, as amended)) at the GMP manufacturing facility located at Raritan, New Jersey, which Legend Biotech and Janssen currently utilize to manufacture the Product (the “Facility”). The Agreement supersedes the Interim Product Supply Agreement signed by Legend Biotech and Janssen on February 28, 2022.

The Agreement will become effective after the transition requirements as agreed to between Legend Biotech and Janssen, including the full execution of a Product Quality Agreement, Lentivirus and Unprocessed Cells Quality Agreement, and Raritan Services Agreement, and any required health authority approvals, among other items, have been completed. The Agreement will automatically terminate in the event the Collaboration Agreement expires or is terminated.

Under the Agreement, Janssen will pay Legend Biotech a transfer price for the Product based on the total costs necessary for Legend Biotech to produce and supply the Product, plus a specified markup. Ultimately, however, the cost for commercial supply and clinical supply of the Product will be shared equally by Legend Biotech and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Collaboration Agreement. Further, Janssen will supply Legend Biotech with lentivirus, unprocessed cells, and certain other raw materials, at a price equal to the total costs necessary for Janssen to produce and/or supply such materials, plus a specified markup.

The Agreement also includes customary representations and warranties and covenants relating to, among other things, forecasts, ordering, delivery and payments, handling and transport, intellectual property, responsibility for non-conforming product, confidentiality and indemnification.

The foregoing description of the terms of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which the Company will file as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2025.

This Form 6-K shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: October 7, 2025	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer